Unaxis Optics Makes Strategic Investment in Novalux

Substantial stake acquired and joint development agreement signed for new laser technology in projection displays

Pfäffikon SZ, June 14, 2006 – Unaxis Optics, the global leader in the coating of optical components for projection displays, has acquired a strategic stake in Novalux Inc., which specializes in the development of semiconductor laser technology.

Unaxis Optics, a division of Swiss technology company Unaxis Holding AG, has acquired a substantial share of the California-based company Novalux Inc. At the same time, an agreement has been signed for the joint further development of applications for the novel solid state laser technology of Novalux under the NECSEL brand (Novalux Extended Cavity Surface Emitting Laser). The agreement covers joint development of the basic laser module for mass production and its commercialization by Unaxis Optics. This alliance will give yet another powerful boost to the development of cutting-edge projection display technology. Unaxis Optics is already established as a leader in color management systems for all major micro display technologies.

The advantages provided by laser based systems powered by NECSEL lasers include images with truer colors, greater brilliancy and higher reliability. In addition, the new systems eliminate waiting times when projectors are started up. The new laser sources from Novalux also help reduce the number of required components and slash the production costs of the light source and other optical components. This allows volume production of top-performance optical devices at competitive prices.

Thomas P. Limberger, CEO of Unaxis, calls the laser technology from Novalux an ideal addition to the division's own technologies and products: "It is an innovation that will reshuffle the market for front and rear projection displays and represent the future direction of projections systems. It also opens up new markets such as pico-projection and 3D applications. The partnership with Novalux makes perfect sense for Unaxis since the technology is highly complimentary to our present product portfolio and can

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 be applied across the entire range of micro display and scanning devices. Unaxis Optics' customers will now have direct access to Novalux laser modules and light engines designed and built by Unaxis. The partnership with Novalux puts Unaxis firmly on the leading edge of this exciting new technology."

Novalux Chairman and CEO Jean-Michel Pelaprat commented as follows: "We are delighted to have Unaxis, one of the world's leading microdisplay component manufacturers, as a key shareholder and partner. Our unique NECSEL technology is ideal for many current and future projection display applications. It will provide consumers with a lower cost, longer lifetime solution than other light sources, along with an unmatched viewing experience. This partnership poises both companies to launch RGB laser lighting into the projection display marketplace."

Founded in 1998, Novalux has developed proprietary Novalux Extended Cavity Surface Emitting Laser (NECSELTM) technology. NECSEL technology combines mass volume manufacturability with excellent optical performance. NECSEL device attributes include bright, reliable, consistent, speckle-free light output from a compact, low-cost package, making them ideal for current- and next-generation display applications.

You will find more information on our website at: www.optics.unaxis.com

Unaxis Holding AG
Corporate Communications
Andreas Bantel
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.